October 11, 2024

Nicholas R. Balzo
Chief Financial Officer
NorthStar Healthcare Income, Inc.
575 Lexington Avenue, 14th Floor
New York, NY 10022

       Re: NorthStar Healthcare Income, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Form 10-Q for the quarterly period ended September 30, 2023 File No. 000-55190
Dear Nicholas R. Balzo:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Item 9A. Controls and Procedures
Internal Control over Financial Reporting, page 90

1. Please amend your filing to provide management's annual report on internal control over financial reporting as of December 31, 2023. Please ensure that your disclosure complies with Item 308(a) of Regulation S-K including disclosing the framework used by management.
Form 10-Q for the quarterly period ended September 30, 2023
Item 5. Other Information
Determination of Estimated Value Per Share, page 54

2. We note your disclosure of estimated value per share of $2.64 as of June 30, 2023.
       Please expand your disclosure to include the following:
           a comparative breakdown for any prior period value estimate;
 October 11, 2024
Page 2

             an explanation for the changes in your estimated net asset value
(NAV);
             a list of historical NAV calculations; and, the relationship between the aggregate purchase price of your properties (as
           adjusted for related capital expenditures) and the value assigned to your properties.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction